                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------
                                    FORM 11-K

                                  ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(MARK ONE):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 2000.


(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934.

         For the transition period from       to
                                        -----    -----

                           Commission File No. 0-22046

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Bogen Communications International, Inc. 401(k) Plan


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office :

                    Bogen Communications International, Inc.
                                50 Spring Street
                                Ramsey, NJ 07446

REQUIRED INFORMATION

The following financial statements of the Bogen Communications International, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN
                                DECEMBER 31, 2000

                                TABLE OF CONTENTS


                                                                                                                     PAGE


PART I    -   EXHIBIT INDEX.........................................................................                   2


PART II  -  FINANCIAL INFORMATION

  Independent Auditor's Report......................................................................                   3
  Statements of Net Assets Available for Benefits -
    December 31, 2000 and 1999......................................................................                   4
  Statements of Changes in Net Assets Available for Benefits For the Year Ended
     December 31, 2000 and 1999.....................................................................                 5-6
  Notes to Financial Statements.....................................................................                7-12
       Schedule of Assets Held for Investment Purposes..............................................                  13

SIGNATURE OF PLAN ADMINISTRATOR.....................................................................                  14

                                  EXHIBIT INDEX




EXHIBIT NUMBER                      EXHIBIT                   LOCATION

    23.1                       Consent of KPMG LLP            Page 15

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Bogen Communications International, Inc.
    401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Bogen Communications International, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP

June 15, 2001

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statements of Net Assets Available
                                  for Benefits

                           December 31, 2000 and 1999





                                                                                    2000                 1999
                                                                               ----------------     ---------------
Investments, at fair value (note 1):
    Money Market Funds                                                     $          15,178              17,931
    The American Funds Group:
       Capital Income Builder                                                           --               142,452
       The Income Fund of America                                                       --               232,290
       Washington Mutual Investors Fund                                               86,265              79,468
    Franklin Mutual Discovery Fund                                                    67,033              63,412
    Neuberger & Berman Partners                                                         --                49,523
    Neuberger & Berman Genesis                                                          --                40,618
    The Victory Stock Index Fund                                                     340,764             667,112
    The Victory Fund for Income - Class A                                             44,244              20,688
    EB MaGIC Fund                                                                    363,618             359,674
    AIM Balanced Fund                                                                120,643                --
    Janus Fund                                                                       161,107                --
    Janus Balanced Fund                                                              184,158                --
    INVESCO Dynamics Fund                                                            241,238                --
    Bogen Communications International, Inc. Common
       Stock                                                                         240,920             313,867
    Geotek Communications, Inc. Common Stock                                               9                  10
                                                                               ----------------     ---------------
                   Total investments                                               1,865,177           1,987,045

Employer contribution receivable                                                       2,910               3,470
Participants' contribution receivable                                                   --                10,707
Loan repayments receivable                                                              --                   800
Loans receivable from participants                                                   112,893              84,659
Other assets, net                                                                         78                 115
                                                                               ----------------     ---------------

                   Net assets available for benefits                       $       1,981,058           2,086,796
                                                                               ================     ===============


See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year ended December 31, 2000






                                                  PARTICIPANT AND
                                                  NON-PARTICIPANT
                                                     DIRECTED -
                                                       BOGEN              PARTICIPANT
                                                     COMMUNICATIONS        DIRECTED -
                                                   INTERNATIONAL,          ALL OTHER
                                                     INC. STOCK           INVESTMENTS             OTHER               TOTAL
                                                 -------------------     ---------------     ----------------    ----------------

Additions:
    Contributions:
       Participants                          $             21,034             378,422              (10,707)           388,749
       Rollovers                                            2,624              23,613                  --              26,237
       Employers                                          132,061                (172)                (560)           131,329
    Interfund transfers                                    (8,173)              8,173                  --                 --
    Net earnings                                         (180,405)           (142,921)                 --            (323,326)
                                                 -------------------     ---------------     ----------------    ----------------

                   Total additions                        (32,859)            267,115              (11,267)           222,989
                                                 -------------------     ---------------     ----------------    ----------------

Deductions:
    Benefits paid to participants                          41,885             279,164                  --             321,049
    Other                                                    --                  --                    800                800
    Administrative fees                                       993               5,885                  --               6,878
                                                 -------------------     ---------------     ----------------    ----------------

                   Total disbursements                     42,878             285,049                  800            328,727
                                                 -------------------     ---------------     ----------------    ----------------

                   Net decrease                           (75,737)            (17,934)             (12,067)          (105,738)

Net assets available for benefits
    at December 31, 1999                                  331,913           1,739,906               14,977          2,086,796
                                                 -------------------     ---------------     ----------------    ----------------

Net assets available for benefits
    at December 31, 2000                     $            256,176           1,721,972                2,910          1,981,058
                                                 ===================     ===============     ================    ================


See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year ended December 31, 1999







                                                    PARTICIPANT AND
                                                    NON-PARTICIPANT
                                                       DIRECTED -
                                                         BOGEN              PARTICIPANT
                                                       COMMUNICATIONS        DIRECTED -
                                                     INTERNATIONAL,          ALL OTHER
                                                       INC. STOCK           INVESTMENTS             OTHER               TOTAL
                                                   -------------------     ---------------     ----------------    ----------------

Additions:
    Contributions:
       Participants                            $             14,589             297,146                  527             312,262
       Rollovers                                              3,306              62,813                 --                66,119
       Employers                                             94,384                --                    270              94,654
    Interfund transfers                                      16,491             (16,491)                --                  --
    Net earnings                                             24,152             147,944                 --               172,096
                                                   -------------------     ---------------     ----------------    ----------------

                   Total additions                          152,922             491,412                  797             645,131
                                                   -------------------     ---------------     ----------------    ----------------

Deductions:
    Benefits paid to participants                            37,170             246,558                 --               283,728
    Other                                                      --                   649                   85                 734
    Administrative fees                                         606               5,401                 --                 6,007
                                                   -------------------     ---------------     ----------------    ----------------

                   Total disbursements                       37,776             252,608                   85             290,469
                                                   -------------------     ---------------     ----------------    ----------------

                   Net increase                             115,146             238,804                  712             354,662

Net assets available for benefits
    at December 31, 1998                                    216,767           1,501,102               14,265           1,732,134
                                                   -------------------     ---------------     ----------------    ----------------

Net assets available for benefits
    at December 31, 1999                       $            331,913           1,739,906               14,977           2,086,796
                                                   ===================     ===============     ================    ================


See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


 (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements of the Bogen Communications International, Inc. 401(k) Plan (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those assets.

       (b)    USE OF ESTIMATES

              In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, increases and decreases in net assets and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (c)    RISKS AND UNCERTAINTIES

              The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

       (d)    INVESTMENTS

              Investments are stated at fair value based upon quoted market prices. Interest and dividends on investments are recognized in the period earned. All purchases and sales of securities are recorded on a trade-date basis.

       (e)    NEW ACCOUNTING PRONOUNCEMENT

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that entities recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the plan financial statements would be immaterial.




                                       7                             (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (f)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

 (2)   PLAN DESCRIPTION

       The following brief description of the Plan provides only general information. Members should refer to the plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan was adopted on April 1, 1998 as a defined contribution plan sponsored by Bogen Communications International, Inc. (Bogen). Employees who participated in the 401(k) plan of the predecessor company, Geotek Communications, Inc., were given the option to roll over their balances into the Plan on April 1, 1998.

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ELIGIBILITY

              Substantially all full-time employees of Bogen are eligible for participation after six consecutive months of service, as defined, provided they have attained age 18.

       (c)    EMPLOYEE CONTRIBUTIONS

              Eligible employees who participate in the Plan may make contributions through payroll deductions, not exceeding 20% of their compensation, as defined.

       (d)    EMPLOYER CONTRIBUTIONS

              Employer contributions are equal to 50% of the employee contributions up to 6% of a participant's compensation, as defined. Employer matching contributions are invested in Bogen Communications International, Inc. Common Stock and are not subject to participant redirection.

       (e)    VESTING

              All participant contributions, rollover contributions and transfers, and income or losses thereon are fully vested at all times. A participant becomes 10% vested in Bogen's contributions and income or losses thereon after one year of service, as defined, increased by 15% the following year and 25% for each of the next three years of service. A participant is 100% vested in employer matching contributions and income or losses thereon after five years.



                                       8                             (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              A participant becomes fully vested in the case of death, permanent disability or upon attainment of age 65. The non-vested account balance (forfeitures) of participants who were terminated for any reason other than death, disability or retirement are used to offset Bogen's future contributions.

       (f)    WITHDRAWALS

              During employment, a participant may make withdrawals of amounts applicable to his or her contributions and income or losses thereon, subject to certain restrictions, as defined in the plan document.

       (g)    BENEFIT PAYMENTS

              Upon death, disability, termination or retirement, a participant's vested amount under the Plan is distributed either in a lump-sum payment or in installments, as elected by the participant or beneficiary. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

       (h)    FORFEITURES

              Forfeitures are applied to reduce the amount of future employer contributions. Forfeitures were $14,402 and $7,200 for the year ended December 31, 2000 and 1999, respectively.

       (i)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with his or her contributions, the appropriate amount of Bogen's contributions, and an allocation of plan earnings or losses. Allocations of plan earnings or losses are based upon each participant's proportionate share of assets in the Plan in relation to all plan assets.

       (j)    LOANS

              Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account or $50,000 (reduced by the excess of the highest loan balance in the last 12 months over the outstanding balance on the date of the loan). The interest rate on loans is prime plus 1%. The maximum loan term is five years, except for a home loan which is ten years. Loans shall be repaid by payroll deductions and are secured by the vested balance of the participant's account equal to the amount of the loan. Loans to participants are recorded at carrying value, which approximates fair market value.


                                       9                             (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (k)    PLAN EXPENSES

              The administrative expenses equal to the eligible employee fee, as defined, and loan fees are charged against the accounts of the participants. All other administrative expenses are paid by the plan sponsor.


(3)    INVESTMENTS AND INVESTMENT OPTIONS

       The plan sponsor has appointed Key Trust National Association as custodian of the Plan's assets. Upon enrollment in the Plan, a participant may direct his or her contributions to any of the following funds:

       - The American Funds Group - Capital Income Builder - This fund seeks above-average current income, a growing stream of income and growth of capital. Effective March 1, 2000, the Plan was amended to terminate this investment option. All funds invested in this option were liquidated and monies reinvested in the AIM Balanced Fund.

       - The American Funds Group - The Income Fund of America - This fund seeks current income and growth of capital. Effective March 1, 2000, the Plan was amended to terminate this investment option. All funds invested in this option were liquidated and monies reinvested in the Janus Balanced Fund.

       - The American Funds Group - Washington Mutual Investors Fund - This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

       - Franklin Mutual Discovery Fund - This fund seeks long-term capital appreciation by investing approximately 50% of its assets in foreign investments.

       - Neuberger & Berman Partners - This fund seeks capital growth. Effective March 1, 2000, the Plan was amended to terminate this investment option. All funds invested in this option were liquidated and monies reinvested in the Janus Fund.

       - Neuberger & Berman Genesis - This fund seeks capital appreciation. Effective March 1, 2000, the Plan amended to terminate this investment option. All funds invested in this option were liquidated and monies reinvested in the INVESCO Dynamics Fund.

       - The Victory Stock Index Fund - This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.


                                       10                            (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       - The Victory Fund for Income - Class A - This fund seeks to provide a high level of current income consistent with preservation of shareholder's capital.

       - EB MaGIC Fund - This fund seeks a reasonable level of income together with stability of principal. This fund invests primarily in a diversified portfolio of insurance companies and other investment contracts. The effective maturity of this fund will be five years or less. This is a collective fund and not a registered mutual fund.

           The fund had an average yield of 6.43% and 6.35% for the year ended December 31, 2000 and 1999.

       - AIM Balanced Fund - This fund seeks a high total return consistent with preservation of capital by investing in a broadly diversified portfolio of stocks and bonds. This investment option was added effective March 1, 2000.

       - Janus Fund - This fund seeks long-term growth of capital in a manner consistent with preservation of capital. The fund pursues this objective by investing primarily in a diversified portfolio of common stocks of issuers of any size. This investment option was added effective March 1, 2000.

       - Janus Balanced Fund - This fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income. This investment option was added effective March 1, 2000.

       - INVESCO Dynamics Fund - This fund seeks long-term capital appreciation through aggressive investment policies. This investment option was added effective March 1, 2000.

       - Bogen Communications International, Inc. Common Stock - This investment offers Bogen Communications International, Inc. common stock.

       - Geotek Communications, Inc. Common Stock - This investment offers Geotek Communications, Inc. common stock.


 (4)   PLAN TERMINATION

       Although it has not expressed any intent to do so, Bogen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, each participant becomes fully vested in his or her account.




                                       11                            (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




 (5)   INCOME TAX STATUS

       The Plan adopted the Prism Prototype Retirement Plan and Trust Agreement (the Prototype Plan) on April 1, 1998. The Prototype Plan obtained its latest determination letter on March 24, 1995, in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In the opinion of the plan administrator and the Plan's tax counsel, the Plan and its underlying trust are currently designed and are being operated in compliance with the applicable requirements of the Code, however, the Company has not requested a separate IRS determination letter for the Plan. No provision for income taxes has been included in the Plan's financial statements.


(6)    RELATED PARTY TRANSACTIONS

       Several of the Plan's investments are shares in pooled funds managed by Key Asset Management, a related party to the custodian and trustee of the Plan. These transactions and those involving the plan sponsor and participants qualify as related-party transactions.

                                                                        SCHEDULE
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                             Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 2000





                                                                                                              FAIR
             DESCRIPTION OF                                                                                  MARKET
              INVESTMENTS                                                                                     VALUE
-----------------------------------------                                                                 --------------
Participant directed and non-participant directed:
    Bogen Communications International, Inc. Common Stock                                             $       240,920
    Money Market Funds*                                                                                        15,178
    Other assets, net                                                                                              78
                                                                                                          --------------

                                                                                                      $       256,176
                                                                                                          ==============


Participant directed:
    The American Funds Group -  Washington Mutual Investors Fund                                      $        86,265
    Franklin Mutual Series Discovery Fund                                                                      67,033
    The Victory Stock Index Fund*                                                                             340,764
    The Victory Fund for Income - Class A*                                                                     44,244
    EB MaGIC Fund*                                                                                            363,618
    Geotek Communications, Inc. Common Stock                                                                        9
    AIM Balanced Fund                                                                                         120,643
    Janus Fund                                                                                                161,107
    Janus Balanced Fund                                                                                       184,158
    INVESCO Dynamics Fund                                                                                     241,238
    Participant loans (rate of interest prime plus 1%)                                                        112,893
                                                                                                          --------------

                                                                                                      $     1,721,972
                                                                                                          ==============


*Party-in-interest transactions

                         SIGNATURE OF PLAN ADMINISTRATOR



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              Bogen Communications International, Inc. 401(k) Plan


Date: June 29, 2001     By:   /s/ Maureen A. Flotard
                              ----------------------
                              Maureen A. Flotard
                              Plan Administrator
                              Chief Financial Officer & Vice President - Finance
                              Bogen Communications International, Inc.

                         CONSENT OF INDEPENDENT AUDITORS



The Stockholders and Board of Directors
Bogen Communications International, Inc.:


We consent to incorporation by reference in the registration statement on Form S-8 (333-21245) of Bogen Communications International, Inc. of our report dated June 15, 2001, relating to the statements of net assets available for benefits of Bogen Communications International, Inc. 401(k) Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended and the related schedule of assets held for investment purposes at end of year - December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of the Bogen Communications International, Inc. 401(k) Plan.


                                    KPMG LLP


Short Hills, New Jersey
June 29, 2001